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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549



02003182



RECEIVED
PROCESSING
MAR 0 1 2002
354
SECTION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-51012

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2001 (MM/DD/YY) AND ENDING December 31, 2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Ideas in Motion, LLC

OFFICIAL USE ONLY
FIRM ID NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
506 North Plum Grove Road - Suite A
(No. and Street)

Palatine	IL	60067
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Alan Sherbin (847) 963-0292
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this report*
Faircloth & Associates, LLC
(Name - if individual, state last, first, middle name)

711 South Dearborn Street - Suite 206	Chicago	IL	60605
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in the United States or any of its possessions.

PROCESSED
APR 0 1 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

AFFIRMATION

I, Alan Sherbin, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of Ideas In Motion, LLC as of December 31, 2001, are true and correct. I further affirm that neither the Company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer.

Signature:



Alan Sherbin
Managing Member



Notary Public


"OFFICIAL SEAL"
Jane H. Farber
Notary Public, State of Illinois
My Commission Exp. 07/16/2003

IDEAS IN MOTION

PALATINE, ILLINOIS

FINANCIAL STATEMENTS

DECEMBER 31, 2001

*

IDEAS IN MOTION, LLC

TABLE OF CONTENTS

This report contains (check all applicable boxes):

FAIRCLOTH & ASSOCIATES
ACCOUNTANTS AND AUDITORS
711 SOUTH DEARBORN STREET
CHICAGO, ILLINOIS 60605

INDEPENDENT AUDITOR'S REPORT

To the Members
Ideas In Motion, LLC

We have audited the accompanying statement of financial condition of Ideas In Motion, LLC as of December 31, 2001, and the related statements of income, changes in liabilities subordinated to claims of general creditors, changes in stockholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Ideas In Motion, LLC as of December 31, 2001, and its results of operations and cash flows for the year then ended in conformity with generally accepted accounting principles.

Our audit has been made primarily for the purpose of expressing an opinion on the financial statements taken as a whole. The supplementary information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Faircloth & Associates, LLC
Certified Public Accountant

Chicago, Illinois
February 26, 2002

EXHIBIT A

IDEAS IN MOTION, LLC

Statement of Financial Condition
December 31, 2001

ASSETS

Cash on hand and in banks	$	5,972
Amounts receivable from broker-dealers		1,266,248
Securities owned		7,782,495
Investment - Joint Back Office Stock, at cost		10,000
Property and equipment net of accumulated depreciation of $20,839		12,929
Other Assets		2,055
Total Assets	$	9,079,699

LIABILITIES AND MEMBERS' EQUITY

Liabilities:		
Accounts payable and accrued liabilities	$	40,234
Securities sold, not yet purchased		7,580,078
Notes Payable (Note 4)		200,000
Total Liabilities	$	7,820,312
Commitments and contingent liabilities (Note 5)		
Members' equity		1,259,387
Total Liabilities and Members' Equity	$	9,079,699

The accompanying notes are an integral part of this financial statement.

EXHIBIT B

IDEAS IN MOTION, LLC

Statement of Income
for the Year ended December 31, 2001

Revenues		
Trading income		$ 662,234
Dividend income		7,525
Stock borrowed rebates		341,394
Other income		813
Total Revenues		$ 1,011,966
Expenses		
Clearing fees	$ 22,516	
Commissions and execution charges	15,466	
Dividend expense	32,739	
Interest expense	423,701	
Depreciation and amortization	8,157	
Other operating expenses	123,673	
Total Expenses		$ 626,252
Net Income		$ 385,714

The accompanying notes are an integral part of this financial statement.

EXHIBIT C

IDEAS IN MOTION, LLC

Statement of Changes in Members' Equity for the Year ended December 31, 2001

Members' equity, beginning of year	$	1,373,673
Net income for the year ended December 31, 2001		385,714
Members' withdrawals		(500,000)
Members' equity, end of year	$	1,259,387

The accompanying notes are an integral part of this financial statement.

EXHIBIT D

IDEAS IN MOTION, LLC

Statement of Cash Flows
for the Year ended December 31, 2001

Cash provided by (applied to) operating activities		
Net income	$	385,714
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization		8,157
Changes in operating assets and liabilities		
Securities owned		2,425,243
Amounts receivable from broker-dealers		621,605
Other assets		(51)
Accounts payable and accrued expenses		(71,013)
Securities sold, not yet purchased		(2,625,020)
Net cash provided by operating activities	$	744,635
Cash provided by (applied to) investing activities		
Acquisition of equipment	$	(3,103)
Net cash applied to investing activities	$	(3,103)
Cash provided by (applied to) financing activities		
Repayment of note payable	$	(250,000)
Distributions to members		(500,000)
Net cash applied to financing activities	$	(750,000)
Net increase in cash	$	(8,468)
Cash and cash equivalents at January 1, 2001		14,440
Cash and cash equivalents at December 31, 2001	$	5,972
Supplemental disclosure of cash flow information		
Cash paid during the period for interest	$	423,701
Cash paid during the period for taxes	$	-

The accompanying notes are an integral part of this financial statement.

IDEAS IN MOTION, LLC

Notes to Financial Statements
December 31, 2001

NOTE 1 - ORGANIZATION

The Company was organized April 15, 1998. The Company is a broker-dealer and an electronic member of the Pacific Exchange; the Company trades in equity securities. The Company does not carry customer accounts as defined in rule 15c3-3 of the Securities Act.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Revenue Recognition - Securities transactions, commissions and expenses are recorded on trade date.

Mark-to-Market - Securities owned and securities sold, not yet purchased are recorded at market value on trade date.

Cash and Cash Equivalents - For financial statement purposes, all highly liquid debt instruments with a maturity of three months or less at date of acquisition are considered to be cash equivalents.

Depreciation - Depreciation is recorded using accelerated methods over the useful life of the related assets.

Management's Use of Estimates - The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes - The Company is treated as a partnership under the Internal Revenue Code. The Company allocates taxable income or loss to the Members of the Company, who are responsible for reporting the taxes thereon. Accordingly, no income tax provision has been included in the determination of net income.

NOTE 3 - FAIR VALUE OF FINANCIAL INSTRUMENTS

Substantially all of the Company's assets and liabilities are considered financial instruments as defined by Statement of Financial Accounting Standard No. 107 and, except for joint back office stock, are either already reflected at fair values, or are short-term or replaceable on demand. Therefore, their carrying amounts approximate their fair values.

NOTE 4 - NOTE PAYABLE

The Company has entered into a loan agreement with a member. At December 31, 2001 the amount borrowed was $250,000; the loan bears interest at 15% and is due January 2002.

NOTE 5 - COMMITMENTS AND CONTINGENCIES

The Company leased office space under an agreement expiring in 2003. Approximate minimum lease payments under this agreement, exclusive of executory costs, are as follows:

2002	$ 14,400
2003	14,400
Total	$ 28,800

Office rental expense was $17,053 for 2001.

There were no contingent liabilities at the statement date.

NOTE 6 - FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK AND CONCENTRATIONS OF CREDIT RISK

In the normal course of business, the Company enters into transactions in financial instruments with varying degrees of off-balance-sheet risk. These financial instruments include corporate securities. The trading of these financial instruments is conducted with other registered broker-dealers. The Company's exposure to credit risk associated with counterparty nonperformance on the above financial instruments is limited to the amounts reflected in the statement of financial condition.

Upon occasion the Company enters into short sale transactions. Securities sold, not yet purchased represent obligations of the Company to deliver specified securities at the contracted price, and thereby create a liability to repurchase the securities in the market at prevailing prices. These transactions may result in off-balance-sheet risk as the Company's ultimate obligation to satisfy its obligation for securities sold, not yet purchased may exceed the amount recognized in the statement of financial condition.

NOTE 7 - CAPITAL REQUIREMENTS

The Company is subject to the capital requirement rules of the Pacific Exchange. Company net capital was determined to be $1,078,273 under these rules; this amount exceeded the minimum requirement by $978,273 at December 31, 2001.

IDEAS IN MOTION, LLC

SUPPLEMENTARY INFORMATION

PURSUANT TO RULE 17a-5 OF THE SECURITIES EXCHANGE ACT OF 1934

AS OF DECEMBER 31, 2001

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

Broker or Dealer Ideas in Motion, LLC	as of 12/31/01

COMPUTATION OF NET CAPITAL

1. Total ownership equity (from Statement of Financial Condition - Item 1800)			$ 1,259,388	3480
2. Deduct: Ownership equity not allowable for net capital				3490
3. Total ownership equity qualified for net capital			1,259,388	3500
4. Add				
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital				3520
B. Other (deductions) or allowable credits (List)				3525
5. Total capital and allowable subordinated liabilities			$ 1,259,388	3530
6. Deductions and/or charges				
A. Total non-allowable assets from: Statement of Financial Condition (Notes B and C)		$ 26,584 [3540]		
1. Additional charges for customers' and non-customers' security accounts		[3550]		
2. Additional charges for customers' and non-customers' commodity accounts		[3560]		
B. Aged fail-to-deliver		[3570]		
1. Number of Items	[3450]			
C. Aged short security differences - less reserve of	[3460]	[3580]		
number of items	[3470]			
D. Secured demand note deficiency		[3590]		
E. Commodity futures contracts and spot commodities proprietary capital charges		3,000 [3600]		
F. Other deductions and/or charges		[3610]		
G. Deductions for accounts carried under Rule 15c3-1(a)(6), (a)(7) and (c)(2)(x)		[3615]		
H. Total deductions and/or charges			29,584	3620
7. Other additions and/or allowable credits (list)				3630
8. Net capital before haircuts on securities positions			1,229,804	3640
9. Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f)):				
A. Contractual securities commitments		[3660]		
B. Subordinated securities borrowings		[3670]		
C. Trading and investment securities:				
1. Bankers' acceptances, certificates of deposit and commercial paper		[3680]		
2. U.S. and Canadian government obligations		[3690]		
3. State and municipal government obligations		[3700]		
4. Corporate obligations		[3710]		
5. Stocks and warrants		[3720]		
6. Options		[3730]		
7. Arbitrage		[3732]		
8. Other securities		113,792 [3734]		
D. Undue concentration		37,739 [3650]		
E. Other (list)		[3736]		3740
10. Net Capital			1,078,273	3750
			OMIT PENNIES	

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

Broker or Dealer Ideas in Motion, LLC as of 12/31/01

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

Item			Amount	Code
11. Minimum net capital required (6-2/3% of line 19)			$ 16,016	3756
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)			$ 100,000	3758
13. Net capital requirement (greater of line 11 or 12)			$ 100,000	3760
14. Excess net capital (line 10 less 13)			$ 978,273	3770
15. Excess net capital at 1000% (line 10 less 10% of line 19)			1,054,250	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

Item			Amount	Code
16. Total A.I. Liabilities from Statement of Financial Condition			240,234	3790
17. Add:				
A. Drafts for immediate credit		3800		
B. Market value of securities borrowed for which no equivalent is paid or credited		3810		
C. Other unrecorded amounts (List)		3820	-	3830
18. Deduct: Adjustment based on deposits in Special Reserve Bank Accounts (15c3-1 (c)(1)(vii))				3838
19. Total aggregate indebtedness			240,234	3840
20. Percentage of aggregate indebtedness to net capital (line 19 / line 10)			22%	3850
21. Percentage of Aggregate Indebtedness to net capital *after* anticipated capital withdrawals (line 19 / line 10 less item 4880 page 11)			22%	3853

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

Item	Amount	Code
22. *2% of combined aggregate debit items as shown in Formula for Reserve Requirment pursuant to Rule* 15c3-3 prepared as of the date of the net capital computation including both brokers or dealers and consolidated subsidiaries debits		3870
23. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)		3880
24. Net capital requirement (greater of line 22 or 23)		3760
25. Excess net capital (line 10 less 24)		3910
26. Percentaqe of Net Capital to Aggregate Debits (line 10 / line 17 page 8)		3851
27. Percentage of Net Capital, *after* anticipated capital withdrawals, to Aggregate Debits (line 10 less Item 4880 page 11 / line 17 page 8)		3854
28. Net capital in excess of: 5% of combined aggregate debit items or $120,000		3920

OTHER RATIOS

Part C

Item	Amount	Code
29. Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1 (d)		3860
30. Options deductions/Net Capital ratio (1000% test) total deductions exclusive of liquidating equity under Rule 15c3-1(a)(6), (a)(7) and (c)(2)(x) / Net Capital		3852

Notes:

(A) The minimum net capital requirements should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of

1. Minimum dollar net capital requirement, or
2. 6-2/3% of aggregate indebtedness of 2% of aggregate debits if alternative method used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand notes *covered by subordination agreements not in satisfactory form and the market values of memberships in* exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets

IDEAS IN MOTION, LLC

Computation of Reserve Requirements
Pursuant to Rule 15 C3-3
Year Ended December 31, 2001

NOT APPLICABLE

FAIRCLOTH & ASSOCIATES
ACCOUNTANTS AND AUDITORS
711 SOUTH DEARBORN STREET
CHICAGO, ILLINOIS 60605

To the Members
Ideas In Motion, LLC
Schaumburg, Illinois

In planning and performing our audit of the financial statements of Ideas In Motion, LLC for the year ended December 31, 2000, we considered its internal control structure in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission, we made a study of the practices and procedures followed by the company in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of rule 15c3-3. We did not review the practices and procedures followed by the company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13 or in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, management is required to make estimates and judgments to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. The objective of an internal control structure and of the practices and procedures is to provide management with reasonable, but not absolute, assurance (1) that assets for which the company has responsibility are safeguarded against loss from unauthorized use or disposition and (2) that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operations may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the AICPA. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. Due to the limited size of the company and number of personnel involved in the accounting function, conditions exist that do not permit the separation of duties or certain other controls and procedures for reliance or implementation of a detailed system of internal controls. However, we noted no matters involving the internal control structure that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objective referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objective in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the company's practices and procedures were adequate at December 31, 2000, to meet the Commission's objective.

This report is intended solely for the use of management, the Securities and Exchange Commission, the Pacific Exchange, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Faircloth & Associates, LLC
Certified Public Accountant

Chicago, Illinois
February 26, 2002